SHIN SATELLITE

06013674

May 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 266/2006**

  Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2006

  Date: May 10, 2006

  Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2006 and Management's Discussion and Analysis for the first quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Summary Translation Letter
To the Stock Exchange of Thailand
May 10, 2006

Ref No. SSA 266/2006

10 May 2006

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2006

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2006, ended March 31, 2006 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2006 of Baht 1,970 million and consolidated net loss for first quarter of year 2006 of Baht 58 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of year 2006 amounted to Baht 1,970 million, an increase of Baht 689 million or 53.8% over the same period last year (Baht 1,281 million). This was due to:

   - an increase in revenue from IPSTAR according to an increasing in the sales on IPSTAR User Terminal (UT) couple with recording revenue from transponder service of Thaicom 4 (IPSTAR) after its commencement in December 2005. Additionally, conventional transponder leasing revenue also increased due to a rise in the utilization for broadcasting services. Revenue from transponder services for the first quarter 2006 was Baht 1,153 million, an increase of Baht 398 million or 52.7% compared to Baht 755 million in the same period previous year;
   - prepaid mobile subscribers has increased substantially from last year. Revenue from telephone business for the first quarter of year 2006 was Baht 582 million, increased by Baht 122 million or 26.5% over the same period last year. (Baht 460 million);
   - a small increase in the number of Internet subscribers of Camshin and LTC. Revenue from the Internet service business for first quarter of year 2006 amounted to Baht 20 million an increase of Baht 6 million or 42.0% over the first quarter year 2005 (Baht 14 million).
   - gained Baht 186 million from foreign exchange in the first quarter 2006, while gaining Baht 0.6 million in the same period previous year. This was due to the appreciation of Thai Baht.
   - Share of net results from investments for the first quarter of 2006 was Baht 25 million, up from that in the same period last year.

2. The Company's consolidated expenses for the first quarter 2006 amounted to Baht 1,844 million, an increase of Baht 855 million or 86.5% over the same period last year (Baht 989 million). This was due to:

   - Cost of sales and service for the first quarter 2006 amounted to Baht 1,564 million, an increase of Baht 749 million or 91.1% over the same period last year (Baht 815 million). This increase was attributable to;

     - an increase in the cost associated with transponder business. This was due to an increase in cost of sales of IPSTAR user terminals increased, an increase in the depreciation of Thaicom 3 satellite resulted from its shorter useful life and an increase in the cost of providing the Thaicom 4 (IPSTAR) sevices such as depreciation cost, revenue sharing cost and In-orbit insurance cost;

     - an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment cost as a result of the expansion of telecom;

     - an increase in the cost associated with Internet business which was in line with an increase in revenue.

   - Selling and administrative expense was Baht 281 million, an increase of Baht 106 million or 60.6% compared to Baht 175 million in the first quarter year 2005. This was because of an increase in the amortization of IPSTAR funding cost which started amortizing after the operation of Thaicom 4 satellite.

3. The Company's consolidated interest expense for the first quarter year 2006 amounted to Baht 221 million, an increase of Baht 180 million or 438.9% over the same period in 2004. (Baht 41 million) This was due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

4. In consequence of the early adoption of the accounting for income taxes, the company recognized the future tax benefit arising from losses carried forward that would be reduce tax base in the future as a Income tax receivable of Baht 38 million in the first quarter of 2006. Moreover, the Company also has to restate the income tax payable for the first quarter of 2005 to increase from Baht 51 million to Baht 62 million.

I. Overview

Revenue surges 42.8%

Shin Satellite Plc's consolidated sales and service income for Q1/2006 was Baht 1,755 million, an increase of 42.8% over Q1/2005, caused by an increase in UT sales and recognition of revenue from Thaicom 4 (IPSTAR) bandwidth. As Thai Baht strengthened during this quarter, the Company gained Baht 186 million on the exchange rate. Total expenses increased through depreciation cost, depreciation of IPSTAR funding cost and interest expense related to the IPSTAR project.

The Company reported net loss of Baht 58 million for Q1/2006, compared to the adjusted net profit of Baht 189 million for the same period last year.

Commencing 2006, the Company applied a deferred tax policy, following TGGAP number 56: Accounting for Income Taxes, which will be official enforced in Thailand on January 1, 2007. As a result of the early adoption of the deferred tax policy, the Company has to restate some financial figures in the Balance sheet as at December 31, 2005 and in the Income statement for the first quarter of 2005, in order to be comparable to Q1/2006 figures.

II. Business Summary

Transponder leasing and related business

Presently, almost all IPSTAR customers on the conventional Thaicom fleet and other satellites were migrated to Thaicom 4. Customers in Thailand, Australia, New Zealand and Vietnam are now being served by the new satellite. Additionally, the Company was able to sell 11,134 user terminals in this quarter.

Increase in conventional Thaicom utilization from broadcasting services

The transponder utilization of Thaicom 1, 2 and 3 has risen continuously especially for broadcasting. There was a rise in the number of television channels using our Thaicom fleet in the first quarter of 2006 from both new and long-established customers in Pakistan, Vietnam, India, Laos and Israel. The Company welcomed twenty new channels in this quarter and currently has over 200 TV channels broadcasting through the Thaicom fleet.

Shipped Thaicom 5 to launch site

The Thaicom 5 satellite was shipped to the launch site at French Guiana on April 21, 2006 for launch preparation. The launch is expected to execute by the end of May 2006.

Internet Business

In April 2006, CS LoxInfo Plc (CSL) acquired AD Venture Company Limited (ADV) by means of purchasing 51% of its common share from Shin Corporation Plc (SHIN). This acquisition will expand CSL's revenue base as well as increase its operating profit in the future from the synergy.

Telephone Business

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q1/2006, LTC and Camshin have 528,366 and 230,370 subscribers, respectively.

III. Consolidated Operating Results

Accounting policy

Early adoption of accounting for deferred taxes

In 2006, the Company commenced the application of a new accounting policy for deferred tax following TGAAP number 56: Accounting for Income Taxes, before it becomes effective on January 1, 2007. The implication of the deferred tax is;

- The Company has to recognize deferred tax assets or deferred tax liabilities when they see temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statement. The principal temporary differences arise from depreciation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for varies liabilities, tax losses carried forward and differences between fair value of the net assets acquired and their tax base.
- The Company is strongly confident they will have a taxable profit in the future so that a benefit on temporary differences can be utilized.

As a result of the adoption of deferred taxes, the Company restated financial figures presented in the Balance sheet as at December 31, 2005 and in the Income statement for Q1/2005, as follows;

Consolidated F/S Unit: million Baht	Adjustment	Before Adjust	Adjust-increase (decrease)	After Adjust
Balance sheet	Investments – equity method	780	52	832
	Deferred tax asset	-	243	243
	Adjustment on assets		*295*	
	Deferred tax liability	-	74	74
	Adjustment on liability		*74*	
	Cumulative foreign currency translation adjustment	(126)	(3)	(129)
	Unappropriated retained earnings	3,313	224	3,538
	Adjustment on equity		*221*	
Income statement	Share of net results from investment – equity method	13	(3)	10
	Income tax	52	9	61
	Net profit	291	(12)	189
	Adjustment on Income statement		*(12)*	

Selected financial information on SATTEL

	Amount (MBt)		Change (%)
	Q1/2006	Q1/2005 (Restated)	
Sales and service income	1,755	1,229	42.8
Share of net results from associate	25	10	150.0
Cost of sales and services	1,564	815	91.9
SG&A expenses	281	175	60.6
EBIT*	(90)	240	(137.5)
EBITDA**	689	563	22.4
Net profit	(58)	189	(130.7)
EPS (Baht)	(0.05)	0.21	(123.8)

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

The Company reported consolidated sales and service income for Q1/2006 of Baht 1,755 million, an increase of Baht 526 million, or 42.8%, compared to Baht 1,229 million in Q1/2005. This resulted from an increase in revenue from satellite and related services and the telephone business.

Sales and service income	Q1/2006	Q1/2005	%YoY
Transponder and related	1,153	755	52.7
Telephone	582	460	26.5
Internet	20	14	42.0
Total	**1,755**	**1,229**	**42.8**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q1/2006 was Baht 1,153 million, an increase of Baht 398 million or 52.7% compared to Baht 755 million for the same period last year, as revealed in the following table:

Transponder and related	Q1/2006	Q1/2005	%YoY
Thaicom 1A, 2, 3 and Related	645	577	11.8
IPSTAR	508	178	185.4
Total	**1,153**	**755**	**52.7**

IPSTAR service revenue was Baht 508 million in Q1/2006, an increase of Baht 330 million or 185.4% compared to Baht 178 million in the same period last year. This was because the Company sold around 11,134 UTs in Q1/2006, compared to 3,506 UTs in Q1/2005 and had revenue from transponder leasing on Thaicom 4 (IPSTAR) after its commencement in December 2005.

Sold 11,134 UTs in Q1/06

Revenue from the Thaicom conventional satellite business for Q1/2006 was Baht 645 million, an increase of Baht 68 million or 11.8%, from Baht 577 million in Q1/2005. This was due to a rise in transponder utilization for broadcasting. In Q1/2006, the Company welcomed twenty new television channels from both new and long-established clients in Pakistan, Vietnam, Laos, India and Israel. Presently, over 200 TV channels are on the conventional Thaicom fleet.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network business in Q1/2006 was Baht 582 million, an increase of Baht 122 million, or 26.5%, compared to Baht 460 million in Q1/2005.

Internet Services

Revenue from the Internet business in Q1/2006 was Baht 20 million, up from Baht 14 million in Q1/2005 due to a small increase in the internet subscribers of CamShin and LTC.

Cost of Sales and service

The Company reported total costs for Q1/2006 of Baht 1,564 million, an increase of Baht 749 million or 91.9% compared to Baht 815 million in Q1/2005. This was in line with an increase in revenue from the satellite business. Costs accounted for 89.1% of sales and service income, rising from 66.3% in Q1/2005.

Cost of Sales and services	Q1/2006	Q1/2005	%YoY
Transponder and related	1,273	574	121.8
Telephone	273	229	19.2
Internet	18	12	50.0
Total	**1,564**	**815**	**91.9**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 1,273 million, an increase of 121.8% from Baht 574 million in the same period last year. In Q1/2006, cost associated with satellite transponders and related services accounted for 110.4% of its revenue, going up from 76.0% in Q1/2005. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets as well as an increase in Thaicom 3's amortization following its shorter useful life.

Transponder and related	Q1/2006	Q1/2005	%YoY
Thaicom 1A, 2, 3 and Related	463	370	25.1
IPSTAR	810	204	297.1
Total	**1,273**	**574**	**121.8**

Cost of providing satellite services increased from depreciation of IPSTAR assets

- A Baht 606 million or 297.1% increase in the cost of providing IPSTAR services, caused by
  - an increase in the cost of sales of UTs, corresponding to an increase in the sales volume.
  - an increase in the cost relating to Thaicom 4 satellite that commenced service in December 2005, for instance an amortization of Thaicom 4 satellite and its ground equipment of Baht 281 million, revenue sharing to MICT of Baht 16 million and an in-orbit insurance cost for Thaicom 4 satellite of Baht 69 million. These costs were nil in the same period last year.
- A Baht 93 million or 25.1% increase in the cost relating to the Thaicom conventional satellite and related business, because of a higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life.

Telephone Network Services

Costs relating to the telephone business for Q1/2006 amounted to Baht 273 million, an increase of 19.2% from Baht 229 million for Q1/2005. The Company has expanded its telephone network to serve increasing demand of the number of telephone users in Cambodia and Lao PDR. Consequently, the cost of providing services, such as an amortization of the telephone network and increased electricity cost, rose over the same period last year.

Internet Services

Cost relating to the Internet business in Q1/2006 was Baht 18 million, an increase from Baht 12 million for Q1/2005.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 281 million in Q1/2006, an increase of Baht 106 million, or 60.6% compared to Baht 175 million in Q1/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 42 million in this quarter. The company amortizes IPSTAR funding costs by using the straight line method over the loan repayment period.

Interest Expense

438.9% increase in interest expenses for IPSTAR project

Interest expense was Baht 221 million, an increase of Baht 180 million, or 438.9%, compared to Baht 41 million in Q1/2005 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht from January-March 2006, the Company reported a gain of Baht 186 million from foreign exchange in Q1/2006, while it recorded a gain of Baht 0.6 million in the same period the previous year.

Share of net results from investment – equity method

As a result of the adoption of deferred tax, the share of net results from investment for Q1/2005 was restated and reduced from Baht 13 million to Baht 10 million.

The share of net results from investment was Baht 25 million, increased from that of in the same period last year, due to CSL's fully-consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd. (TMC), from 63.25% to 100% since Q3/2005.

Income Tax Expense

As a consequence of the early adoption of accounting for deferred income taxes, the company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006. Moreover, the Company also has to restate the income tax payable for Q1/2005, to increase from Baht 51 million to Baht 62 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total asset as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q1/2006, the Company reported total assets of Baht 34,403 million, an increase from the end of 2005 of Baht 420 million, or 1.2%. This was caused by an increase in the assets under construction of Thaicom 5 and investment in the expansion of the telephone networks in Cambodia and Laos. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components

Asset	March 31, 2006		December 31, 2005	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,462	7.2	3,221	9.5
Investment in associates	857	2.5	832	2.4
PP&E Net	9,758	28.4	8,242	24.3
PP&E under the concession agreement, net	18,804	54.7	19,312	56.8

Liquidity

At the end of Q1/2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 93 million current portion of long-term loans while it's a drop in cash balance amounted around Baht 314 million from the end of last year due to the principle repayment of IPSTAR loan.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figures of Baht 780 million. At the end of Q1/2006, the Company's "investment in associate" was Baht 857 million, up from the end of 2005 as a result of CSL's results.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2006 was Baht 9,758 million, an increase of Baht 1,516 million from Baht 8,242 million at the end of last year. This was because the additional capital expenditure for the Thaicom 5 project of Baht 1,398 million was recorded. So far, the Company has invested in the Thaicom 5 project an amount of Baht 3,115 million, at the end of Q1/2006.(2005: Baht 1,717 million) Additionally, the assets under concession agreements of Camshin increased by Baht 94.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q1/2006 was Baht 18,804 million, a decrease from Baht 19,312 million at the end of 2005. This was mainly due to the amortization of Baht 513 million.

Borrowing and Shareholders' equity

The Company's net borrowing at the end of Q1/2006 was Baht 17,751 million, an increase of Baht 617 million from Baht 17,134 million at the end of 2005. This was because of the loan drawdown for the Thaicom 5 project and the repayment of the long-term loans for the IPSTAR.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,683 million at the end of Q1/2006, down from the end of last year, reflecting net loss of Baht 58 million as well as an increase in the loss from foreign currency translation adjustment of Baht 62 million.

Net borrowing to equity at the end of Q1/2006 was 1.30 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutions.

Cash flow

The Company's cash flow from operations for Q1/2006 was Baht 907 million. Net cash outflow used for investing activities was Baht 1,898 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Part of these projects receives financial support from financial institutions. The Company has drawn Baht 1,329 million loans from financial institutions to support Thaicom 5. In addition, long-term loans of Baht 670 million was repaid which mainly is loan for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q1/2006 of Baht 675 million.

The Company had ending cash of Baht 363 million on March 31, 2006.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2006 and 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2005 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2006. The consolidated and company balance sheets as at 31 December 2005, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
10 May 2006

Shin Satellite Public Company Limited
Balance Sheets
As at 31 March 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited 31 March 2006	Audited 31 December 2005 Restated	Unaudited 31 March 2006	Audited 31 December 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		362,550	677,138	174,486	409,077
Trade accounts receivable and accrued income, net	5	1,359,461	1,203,152	1,220,461	1,053,894
Amounts due from related parties	15	1,386	591	15,667	15,323
Short-term loans and advances to related parties	15	19	19	10,037	2,858
Inventories, net		442,439	605,545	382,704	538,807
Foreign currency forward contracts receivable, net	14	-	241,090	-	241,090
Insurance compensation receivable		1,435	52,337	1,435	52,337
Prepaid insurance		116,659	201,105	115,192	198,788
Other current assets, net	15	177,940	240,420	131,610	142,926
Total current assets		2,461,889	3,221,397	2,051,592	2,655,100
Non-current assets					
Investments - equity method	6	857,141	832,445	2,409,616	2,295,895
Long-term loan to another company	7	22,427	25,180	22,427	25,180
Long-term loan to a related party	15	-	-	125,944	128,326
Property and equipment, net	8	9,757,852	8,241,775	5,310,997	3,925,106
Property and equipment under concession agreement, net	8	18,803,610	19,311,883	18,803,610	19,311,883
Deferred charges, net	8	54,887	59,474	8,957	9,007
Intangible assets, net	8	1,450,166	1,477,523	1,268,044	1,282,415
Deferred tax assets	9	328,351	242,716	328,351	242,716
Other non-current assets, net		666,315	570,216	651,697	554,990
Total non-current assets		31,940,749	30,761,212	28,929,643	27,775,518
Total assets		34,402,638	33,982,609	30,981,235	30,430,618

Director ________________ Director ________________

Date ________________

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 31 March 2006	Audited 31 December 2005 Restated	Unaudited 31 March 2006	Audited 31 December 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	54,000	38,000	-	-
Trade accounts payable	15	522,920	582,608	237,828	345,645
Accounts payable - property and equipment	15	1,047,316	1,215,421	495,928	613,286
Amounts due to related parties	15	17,268	17,094	17,628	16,778
Current portion of long-term borrowings, net	10	2,868,705	2,775,966	2,453,003	2,275,672
Current portion of foreign currency forward contracts payable, net	14	580,645	112,859	580,645	112,859
Advance receipts from customers	15	464,947	156,770	389,831	65,196
Accrued concession fee		267,346	163,762	191,434	102,439
Accrued expenses	15	103,013	160,424	66,610	96,179
Accrued income tax		48,656	38,853	-	-
Other current liabilities		367,551	329,067	113,201	125,649
Total current liabilities		6,342,367	5,590,824	4,546,108	3,753,703
Non-current liabilities					
Foreign currency forward contracts payable, net	14	-	6,726	-	6,726
Long-term borrowings, net	10, 15	14,247,233	14,441,500	12,672,193	12,807,884
Net liabilities in subsidiaries	6	-	-	84,199	52,494
Deferred tax liabilities	9	75,737	74,318	-	-
Other non-current liabilities	15	54,263	63,952	51,760	62,409
Total non-current liabilities		14,377,233	14,586,496	12,808,152	12,929,513
Total liabilities		20,719,600	20,177,320	17,354,260	16,683,216

SHIN SATELLIT

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005 Restated
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Shareholders' equity					
Authorised share capital -	11				
ordinary shares		5,606,283	5,606,283	5,606,283	5,606,283
Issued and paid-up share capital -					
ordinary shares		5,453,789	5,453,789	5,453,789	5,453,789
Premium on share capital	11	4,295,365	4,295,365	4,295,365	4,295,365
Unrealised cumulative gains on dilution					
of investment in subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency					
translation adjustment		(191,081)	(128,855)	(191,081)	(128,855)
Retained earnings					
Appropriated					
Legal reserve		213,506	213,506	213,506	213,506
Unappropriated		3,479,171	3,537,372	3,479,171	3,537,372
Total parent's shareholders' equity		13,626,975	13,747,402	13,626,975	13,747,402
Minority interests		56,063	57,887	-	-
Total shareholder's equity		13,683,038	13,805,289	13,626,975	13,747,402
Total liabilities and shareholders' equity		34,402,638	33,982,609	30,981,235	30,430,618

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 31 March 2006 and 2005

		Consolidated		Company	
		Unaudited 31 March 2006	Unaudited 31 March 2005 Restated	Unaudited 31 March 2006	Unaudited 31 March 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	15				
Revenues from sales and services		1,755,000	1,229,443	1,161,078	767,254
Other income		4,617	41,129	9,032	45,545
Gain on foreign exchange		185,549	600	170,552	-
Share of net results from investments - equity method	6	24,696	10,076	144,242	100,650
Total revenues		1,969,862	1,281,248	1,484,904	913,449
EXPENSES	15				
Cost of sales and services		1,444,540	711,897	1,154,803	477,493
Concession fee		119,028	102,612	100,994	88,427
Selling and administrative expenses		278,997	172,491	181,588	108,084
Directors' remuneration		1,624	1,880	1,445	1,703
Loss on foreign exchange		-	-	-	280
Total expenses		1,844,189	988,880	1,438,830	675,987
Profit before interest expense and income tax		125,673	292,368	46,074	237,462
Interest expense	15	(220,849)	(40,981)	(189,911)	(12,736)
Income tax	13	38,299	(61,609)	85,636	(36,135)
Profit (loss) before minority interests		(56,877)	189,778	(58,201)	188,591
Loss attributable to minority interests		(1,324)	(1,187)	-	-
Net profit (loss) for the period		(58,201)	188,591	(58,201)	188,591
Basic earnings (loss) per share (Baht)	4	(0.05)	0.21	(0.05)	0.21
Diluted earnings (loss) per share (Baht)	4	(0.05)	0.21	(0.05)	0.21

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2006 and 2005

	Note	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
		Consolidated (Baht '000)							
Opening balance at 1 January 2005 - as previously reported		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
Prior period adjustment	2	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	376,225	(186,948)	153,120	2,260,789	72,527	9,258,517
Increase in share capital during the period		2,901	1,225	-	-	-	-	-	4,126
Foreign currency translation adjustments		-	-	-	242	-	-	-	242
Net profit for the period		-	-	-	-	-	188,591	-	188,591
Decrease in minority interests during the period		-	-	-	-	-	-	(19,557)	(19,557)
Closing balance as at 31 March 2005		4,387,310	2,199,620	376,225	(186,706)	153,120	2,449,380	52,970	9,431,919
Opening balance at 1 January 2006 - as previously reported		5,453,789	4,295,365	376,225	(126,355)	213,506	3,313,713	57,887	13,584,130
Prior period adjustment	2	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	57,887	13,805,289
Foreign currency translation adjustments		-	-	-	(62,226)	-	-	-	(62,226)
Net loss for the period		-	-	-	-	-	(58,201)	-	(58,201)
Decrease in minority interests during the period		-	-	-	-	-	-	(1,824)	(1,824)
Closing balance as at 31 March 2006		5,453,789	4,295,365	376,225	(191,081)	213,506	3,479,171	56,063	13,683,038

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2006 and 2005

		Company (Baht '000)							
	Note	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005 - as previously reported		4,384,409	2,198,395	376,225	(186,948)	153,120	2,166,390	-	9,091,591
Prior period adjustment	2	-	-	-	-	-	94,399	-	94,399
Opening balance at 1 January 2005 - as restated		4,384,409	2,198,395	376,225	(186,948)	153,120	2,260,789	-	9,185,990
Increase in share capital during the period		2,901	1,225	-	-	-	-	-	4,126
Foreign currency translation adjustments		-	-	-	242	-	-	-	242
Net profit for the period		-	-	-	-	-	188,591	-	188,591
Closing balance as at 31 March 2005		4,387,310	2,199,620	376,225	(186,706)	153,120	2,449,380	-	9,378,949
Opening balance at 1 January 2006 - as previously reported		5,453,789	4,295,365	376,225	(126,355)	213,506	3,313,713	-	13,526,243
Prior period adjustment	2	-	-	-	(2,500)	-	223,659	-	221,159
Opening balance at 1 January 2006 - as restated		5,453,789	4,295,365	376,225	(128,855)	213,506	3,537,372	-	13,747,402
Foreign currency translation adjustments		-	-	-	(62,226)	-	-	-	(62,226)
Net loss for the period		-	-	-	-	-	(58,201)	-	(58,201)
Closing balance as at 31 March 2006		5,453,789	4,295,365	376,225	(191,081)	213,506	3,479,171	-	13,626,975

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the three-month periods ended 31 March 2006 and 2005

		Consolidated		Company	
		Unaudited 31 March 2006	Unaudited 31 March 2005 Restated	Unaudited 31 March 2006	Unaudited 31 March 2005 Restated
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	907,435	468,360	490,843	264,186
Cash flows from investing activities					
Payments for short-term investments		-	(896)	-	(896)
Repayment of share capital to minority interests of a subsidiary		-	(20,812)	-	-
Short term loan and advance to related parties	15d	-	-	(7,405)	-
Long term loan to a related party	15e	-	-	(4,659)	-
Payments for property and equipment		(1,889,037)	(656,883)	(1,582,937)	(544,353)
Payments for property and equipment under concession agreement	8	(5,038)	-	(5,038)	-
Payments for intangible assets		(5,861)	(293)	(5,861)	(293)
Payments for deferred charges		-	(3,148)	-	(3,148)
Proceeds from sales of property and equipment		2,170	168	2,176	9
Net cash payments from investing activities		(1,897,766)	(681,864)	(1,603,724)	(548,681)
Cash flows from financing activities					
Proceeds from increase in share capital		-	4,126	-	4,126
Proceeds from short-term borrowings	10	16,000	107,000	-	-
Proceeds from long-term borrowings, net of financial expenses		1,328,675	373,569	1,328,675	334,409
Repayments of short-term borrowings		-	(102,000)	-	-
Repayments of long-term borrowings	10	(669,629)	(113,535)	(451,082)	(148)
Net cash receipts from financing activities		675,046	269,160	877,593	338,387

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

	Note	Consolidated		Company	
		Unaudited 31 March 2006	Unaudited 31 March 2005 Restated	Unaudited 31 March 2006	Unaudited 31 March 2005 Restated
		Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		(315,285)	55,656	(235,288)	53,892
Cash and cash equivalents, opening balance		677,138	992,899	409,077	680,234
Effects of exchange rate changes		697	(15,890)	697	(15,890)
Cash and cash equivalents, closing balance		362,550	1,032,665	174,486	718,236
Supplementary information for cash flows:					
Interest paid		231,736	69,455	197,379	38,173
Income tax paid		50,890	29,123	25,749	14,989
Non-cash transactions					
Acquisition of property and equipment by debt		349,452	41,666	261,046	11,521
Change the status of accounts payable - equipment to borrowings	10	143,183	-	-	-

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 37 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, 'Interim Financial Reporting', and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively referred to as "the Group".

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

Costs that are incurred unevenly during the financial year are recognised as expenses or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These consolidated and company financial statements were authorised for issue by the Board of Directors on 10 May 2006.

2 Significant accounting policies

The accounting policies used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except as discussed below.

The Group and the Company has early adopted Thai Accounting Standard No. 56: "Accounting for Income Taxes" in this quarter, prior to its effective date, The Group and the Company has restated the comparative prior period's financial statements retrospectively, as if the income tax accounting policy had always been in used. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the three-month period ended 31 March 2005 are as follows:

	Restated	
	Consolidated Baht'000	**Company Baht'000**
Balance Sheets as at 31 December 2005		
Increase in deferred tax assets	242,716	242,716
Increase in deferred tax liabilities	74,318	-
Investment in subsidiaries and associates increase (decrease) (Note 6)	52,761	(74,318)
Decrease in net liabilities in subsidiaries	-	(52,761)
Shareholders' equity		
- Increase in retained earnings carried forward	223,659	223,659
- Increase in retained earnings brought forward	94,399	94,399
- Decrease in foreign currency translation adjustments	(2,500)	(2,500)
Statement of Income for the three-month period ended 31 March 2005		
Decrease in share of net results from investments - equity method	(3,132)	(9,890)
Increase in income tax	9,293	2,535
Decrease in basic and diluted earnings per share (Baht)	(0.014)	(0.014)

Accounting policy - income tax

The Group and the Company recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

SHIN SATELLITE

3 Segment information

Financial information by business segment

	For the three-month period ended 31 March 2006 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	1,168,902	20,173	581,773	9,199	(25,047)	1,755,000
Share of net results from associate	-	24,696	-	-	-	24,696
Total revenues	1,168,902	44,869	581,773	9,199	(25,047)	1,779,696
Segment results	(316,607)	23,815	217,509	4,441	6,349	(64,493)
Operating profit						(64,493)

	For the three-month period ended 31 March 2005 (Baht '000) - Restated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	771,476	14,156	459,934	5,146	(21,269)	1,229,443
Share of net results from associate	-	10,076	-	-	-	10,076
Total revenues	771,476	24,232	459,934	5,146	(21,269)	1,239,519
Segment results	81,324	10,547	154,946	3,133	689	250,639
Operating profit						250,639

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

4 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2006.

Basic and diluted earnings (loss) per share are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the three-month periods ended 31 March				
Net profit (loss) (Baht '000)				
- As previously reported	(58,201)	201,016	(58,201)	201,016
- Prior period adjustment	-	(12,425)	-	(12,425)
- As restated	(58,201)	188,591	(58,201)	188,591
Number of shares ('000 shares)	1,090,758	877,266	1,090,758	877,266
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	3,068	9,414	3,068	9,414
Diluted shares ('000 shares)	1,093,826	886,680	1,093,826	886,680
Basic earnings (loss) per shares (Baht)	(0.05)	0.21	(0.05)	0.21
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	-	-	-	-
Diluted earnings (loss) per share (Baht)	(0.05)	0.21	(0.05)	0.21

D. k——   S.S.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable				
-Third parties	1,493,422	1,335,194	1,033,507	871,742
-Related parties (Note 15)	60,475	76,599	135,773	145,086
Accrued income				
-Third parties	244,981	266,965	241,701	259,653
-Related parties (Note 15)	15,671	11,795	22,330	15,863
Total trade accounts receivable and accrued income	1,814,549	1,690,553	1,433,311	1,292,344
Less Allowance for doubtful accounts	(455,088)	(487,401)	(212,850)	(238,450)
Total trade accounts receivable and accrued income, net	1,359,461	1,203,152	1,220,461	1,053,894

Outstanding trade accounts receivable - third parties as at 31 March 2006 and 31 December 2005 can be aged as follows:

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Current	205,987	152,808	156,138	113,998
Overdue less than 3 months	353,660	135,149	295,422	100,024
Overdue 3-6 months	70,777	260,341	49,563	176,321
Overdue 6-12 months	188,008	93,824	154,799	74,871
Overdue over 12 months	674,990	693,072	377,585	406,528
	1,493,422	1,335,194	1,033,507	871,742
Less Allowance for doubtful accounts - third parties	(455,088)	(487,401)	(212,850)	(238,450)
Total trade accounts receivable - third parties, net	1,038,334	847,793	820,657	633,292

6 Investments - equity method

a) Investments - equity method as at 31 March 2006 and 31 December 2005 are as follows:

	Consolidated		Company	
	31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Investments in subsidiaries	-	-	2,325,417	2,243,401
Investments in associate	857,141	832,445	-	-
Total investments	857,141	832,445	2,325,417	2,243,401
Presentation in the balance sheet as follows:				
Investments - equity method (Note 6d)	857,141	832,445	2,409,616	2,295,895
Net liabilities in subsidiaries (Note 6f)	-	-	(84,199)	(52,494)
Total investments	857,141	832,445	2,325,417	2,243,401

b) Movements in investments - equity method for the three-month periods ended 31 March 2006 and 2005 comprise:

	Consolidated		Company	
	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Transactions during the three-month periods ended				
Opening net book value				
- As previously reported	779,684	758,890	2,264,958	1,829,602
- Deferred tax adjustment (Note 2)	52,761	91,705	(21,557)	51,410
Opening net book value - restated	832,445	850,595	2,243,401	1,881,012
Share of net results from investments - equity method	24,696	10,076	144,242	100,650
Dividend receipt	-	(62,525)	-	-
Foreign currency translation adjustments	-	-	(62,226)	242
Closing net book value	857,141	798,146	2,325,417	1,981,904

6 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing iPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
Subsidiary of Shenington Investments Pte Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiaries of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB

6 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows: (Continued)

Name	Business	Country	Currency
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 March 2006, Star Nucleus Company Limited and IPSTAR International Pte Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 March 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(811.96)	857.14

	Consolidated - 31 December 2005 (Baht Million)-Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(836.65)	832.45

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows: (Continued)

	Company - 31 March 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(944.96)	2.33
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	2,004.96	2,274.84
Spacecode LLC	USD Million 4.29	70.00	118.65	13.79	132.44
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			1,335.82	1,073.79	2,409.61

	Company - 31 December 2005 (Baht Million)-Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
Shenington Investments Pte Limited	SGD Million 14.66	100.00	269.88	1,889.32	2,159.20
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR International Pte Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,907.36	2,295.89

6 Investments - equity method (Continued)

e) Significant movements in investments - equity for the three-month period ended 31 March 2006 were as follows:

Joint Venture

Lao Telecommunications Company Limited

On 23 January 2006, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 6.0 million to shareholders with respect to the operations of LTC for 2005.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 31 March 2006 and 31 December 2005 and the consolidated income statements for the three-month periods ended 31 March 2006 and 2005.

	Consolidated	
	31 March 2006 Baht '000	**31 December 2005 Baht '000**
Balance sheets		
Current assets	236,543	267,498
Non-current assets	1,922,754	1,879,374
Current liabilities	(758,788)	(749,658)
Non-current liabilities	(55,360)	(54,798)
Net assets	1,345,149	1,342,416

	Consolidated	
	31 March 2006 Baht '000	**31 March 2005 Baht '000**
Income statements for the three-month periods ended		
Total revenues	262,076	202,328
Net profit	126,657	79,690

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 17c).

Capital expenditure commitments

As at 31 March 2006, the Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 18 million (approximately Baht 683 million).

SHIN SATELLITE

6 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

	Company - 31 March 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	99.14	78.49	(162.69)	(84.20)

	Company - 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Change in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(954.90)	(7.61)
Total			1,025.78	(1,078.27)	(52.49)

7 **Long-term loan to another company**

The long-term loan to another company is unsecured and bears fixed interest at the rate of 2.67% - 3.25% per annum, however the maximum interest amount charged on this loan cannot exceed the amount specified in the agreement. When the interest income reaches the maximum amount specified in the agreement, the Company will stop charging the interest income and recognising interest income on this loan. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

SHIN SATELLITE

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2006				
Opening net book value	8,241,775	19,311,883	59,474	1,477,523
Additions	1,862,928	5,038	-	7,049
Write-offs, net	(144)	-	-	-
Transfers, net	9,129	-	-	-
Depreciation / amortisation charges	(196,549)	(513,311)	(2,137)	(24,411)
Foreign currency translation adjustments	(159,287)	-	(2,450)	(9,995)
Closing net book value	9,757,852	18,803,610	54,887	1,450,166
As at 31 March 2006				
Cost	12,464,679	27,313,042	105,427	1,511,185
Less Accumulated depreciation / amortisation	(2,706,827)	(8,109,432)	(50,540)	(61,019)
Less Accumulated impairment loss	-	(400,000)	-	-
Net book value	9,757,852	18,803,610	54,887	1,450,166

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2006				
Opening net book value	3,925,106	19,311,883	9,007	1,282,415
Additions	1,464,391	5,038	-	7,049
Write-off, net	(5)	-	-	-
Transfer, net	10,020	-	-	-
Depreciation / amortisation charges	(88,515)	(513,311)	(50)	(21,420)
Closing net book value	5,310,997	18,803,610	8,957	1,268,044
As at 31 March 2006				
Cost	6,587,444	27,313,042	11,159	1,311,055
Less Accumulated depreciation / amortisation	(1,276,447)	(8,109,432)	(2,202)	(43,011)
Less Accumulated impairment loss	-	(400,000)	-	-
Net book value	5,310,997	18,803,610	8,957	1,268,044

Borrowing costs for the three-month period ended 31 March 2006 of Baht 18 million (for the three-month period ended 31 March 2005: Baht 127 million), arising from the financing specifically entered into for assets under construction were capitalised in assets under construction during the period.

8 Capital expenditure and commitments (Continued)

As at 31 March 2006. Property and equipment included a project in progress of Baht 3,115 million (31 December 2005: Baht 1,717 million) relating to the Thaicom 5 project. On 21 April 2006, the satellite manufacturer has delivered the satellite to the launch site of Arianespace at Koutou, French Guiana.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,598 million (31 December 2005: Baht 2,504 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 17b).

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	31 March 2006 '000	31 December 2005 '000	31 March 2006 '000	31 December 2005 '000
IPSTAR Project	USD	2,754	3,468	2,754	3,468
	NOK	1,900	1,900	1,900	1,900
Thaicom 5 Project	USD	25,043	59,408	25,043	59,408
Telephone network	USD	17,996	11,572	-	-
Total	USD	45,793	74,448	27,797	62,876
	NOK	1,900	1,900	1,900	1,900
Total in Thai Baht	THB	1,794,564	3,076,975	1,093,787	2,600,492

9 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 20 - 30% (2005: 20 - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income which is recognised as deferred tax assets amounting to Baht 218 million (31 December 2005: Nil).

The movement on the deferred tax assets account is as follows:

	Consolidated		Company	
	31 March 2006 Baht '000	31 March 2005 Baht '000	31 March 2006 Baht '000	31 March 2005 Baht '000
For the three-month periods ended				
Opening balance	242,716	42,989	242,716	42,989
Charged to income statement (Note 13)	85,635	(2,535)	85,635	(2,535)
Closing balance	328,351	40,454	328,351	40,454

9 Deferred income tax (Continued)

The movement on the deferred tax liabilities account is as follows:

	Consolidated		Company	
	31 March 2006 Baht '000	31 March 2005 Baht '000	31 March 2006 Baht '000	31 March 2005 Baht '000
For the three-month periods ended				
Opening balance	74,318	40,295	-	-
Charged to income statement (Note 13)	6,948	6,758	-	-
Charged to statement of shareholders' equity	(5,529)	129	-	-
Closing balance	75,737	47,182	-	-

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off the income taxes levied by the same taxation authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the company balance sheets:

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Restated Baht '000	31 March 2006 Baht '000	31 December 2005 Restated Baht '000
Deferred tax assets	328,351	242,716	328,351	242,716
Deferred tax liabilities	(75,737)	(74,318)	-	-

10 Borrowings

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Current				
Short-term loans from financial institutions	54,000	38,000	-	-
Current portion of long-term borrowings	2,868,705	2,775,966	2,453,003	2,275,672
Non-current				
Long term borrowings from financial institutions (Notes 15)	14,247,233	14,441,500	12,672,193	12,807,884
Total borrowings	17,169,938	17,255,466	15,125,196	15,083,556

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2006		
Opening net book value	17,255,467	15,083,556
Proceeds from short-term borrowings	16,000	-
Proceeds from long-term borrowings, net of financial expenses	1,374,741	1,374,741
Repayments of long-term borrowings	(669,629)	(451,082)
Increase from change in status from accounts payable- property and equipment	143,183	-
Unrealised gain on exchange rate	(852,673)	(852,673)
Realised gain on exchange rate	(29,346)	(29,346)
Foreign currency translation adjustments	(67,805)	-
Closing net book value	17,169,938	15,125,196

10 Borrowings (Continued)

Credit facilities

As at 31 March 2006, available credit facilities for loans from local and oversea banks are Baht 1,511 million and USD 32 million (31 December 2005: Baht 1,555 million and USD 66 million).

Facility agreements in relation to the financing of the IPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regard to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

11 Share capital and premium on share capital

	For the three-month period ended 31 March 2006			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	1,090,758	5,453,789	4,295,365	9,749,154
Increase during the period	-	-	-	-
Closing balance	1,090,758	5,453,789	4,295,365	9,749,154

The Company's registered share capital as at 31 March 2006 comprised 1,121.3 million ordinary shares (31 December 2005: 1,121.3 million ordinary shares) of Baht 5 each (31 December 2005: Baht 5 each). 1,090.8 million ordinary shares are issued and fully paid-up (31 December 2005: 1,090.8 million ordinary shares).

SHIN SATELLITE

11 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 24 April 2006 a resolution was passed to approve the issuance and allocation of warrants of 10,058,800 shares, or equivalent to 0.92% of the Company's total issued and paid-up share capital as at 31 December 2005, under an ESOP scheme (Grant V), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per an ordinary share. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 11.87 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. The Company is currently in the process of obtaining approval from the Securities and Exchange Commission.

In addition, the meeting also passed a resolution to approve an increase in the Company's registered share capital from 1,121,256,500 shares, at a par value of Baht 5 each to 1,132,082,300 shares, at a par value of Baht 5 each, by issuing 10,825,800 additional ordinary shares. The additional 10,058,800 shares are to be allocated to support warrants to be issued to its directors and employees under ESOP Grant V and 767,000 shares are to be allocated to support warrants from change in exercise ratios under ESOP Grant I, II, III and IV.

As at 31 March 2006, the Company has four ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	0.86	16.441	31 May 2005	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

Movements in the number of warrants outstanding for the three-month period ended 31 March 2006 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	2,559	-	-	2,559
Employees	3,369	-	-	3,369
Total	5,928	-	-	5,928
ESOP - Grant II				
Directors	1,967	-	-	1,967
Employees	666	-	-	666
Total	2,633	-	-	2,633
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	2,967	-	-	2,967
Employees	4,595	-	-	4,595
Total	7,562	-	-	7,562
Grand Total	22,017	-	-	22,017

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

12 Cash flows from operating activities

Reconciliation of net profit (loss) to cash flows from operating activities for the three-month periods ended 31 March 2006 and 2005:

		Consolidated		Company	
	Notes	31 March 2006 Baht '000	31 March 2005 Restated Baht '000	31 March 2006 Baht '000	31 March 2005 Restated Baht '000
Net profit (loss) for the period		(58,201)	188,591	(58,201)	188,591
Adjustments for:					
Allowance for doubtful accounts		-	38,010	-	34,121
Reversal of allowance for doubtful accounts		(32,314)	-	(25,600)	-
Write-off of withholding tax		-	1,408	-	1,408
Provision for defective stock		12,118	-	12,118	-
Reversal for defective stock		(25,782)	(22,242)	(14,236)	(22,242)
Write-off of property and equipment		143	-	(1)	-
Write-off of deferred charges		-	5,367	-	3,267
Depreciation of property and equipment	8	196,549	140,698	88,515	55,214
Amortisation of property and equipment under concession agreements	8	513,311	175,596	513,311	175,596
Amortisation of deferred charges	8	2,137	-	50	-
Amortisation of intangible assets	8	24,411	1,078	21,420	722
Amortisation of borrowing costs		42,583	-	42,583	-
Loss (gain) on sales of property and equipment		(2,170)	2,616	(2,170)	8
Unrealised gain on exchange rate		(111,375)	(52,124)	(142,665)	(51,597)
Realised loss (gain) on exchange rate		(29,347)	34,467	(29,347)	34,467
Minority interests		1,324	1,187	-	-
Share of net results from investments - equity method	6b	(24,696)	(10,076)	(144,242)	(100,650)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(123,996)	(61,827)	(140,967)	(76,671)
- amounts due from related parties		(795)	9,488	(344)	(1,665)
- inventories		170,232	(38,143)	151,684	(50,986)
- insurance compensation receivable		50,902	-	50,902	-
- prepaid insurance		84,446	19,799	83,596	18,861
- other current assets		63,370	(26,039)	11,316	(34,258)
- deferred tax assets		(85,635)	(565)	(85,635)	2,406
- other non-current assets		(96,099)	(909)	(96,707)	(3,893)
- trade accounts payable		(59,688)	30,945	(107,817)	44,720
- amounts due to related parties		174	7,081	850	6,634
- unearned income and advances from customers		308,177	36,763	324,635	34,024
- accrued concession fee		103,584	(58,528)	88,995	(11,450)
- accrued expenses		(55,945)	(155)	(28,103)	3,298
- accrued income tax		9,803	-	-	-
- other current liabilities		38,484	36,287	(12,448)	14,938
- deferred tax liabilities		1,419	9,986	-	-
- other non-current liabilities		(9,689)	(399)	(10,649)	(677)
Cash generated from operating activities		907,435	468,360	490,843	264,186

13 Income tax expense

	Consolidated		Company	
	31 March 2006 Baht '000	31 March 2005 Baht '000	31 March 2006 Baht '000	31 March 2005 Baht '000
Current tax	40,388	52,316	-	33,600
Deferred tax	(78,687)	9,293	(85,636)	2,535
	(38,299)	61,609	(85,636)	36,135

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate is as follows:

	Consolidated		Company	
	31 March 2006 Baht '000	31 March 2005 Baht '000	31 March 2006 Baht '000	31 March 2005 Baht '000
Profit (loss) before tax	(95,176)	251,387	(143,837)	224,726
Tax rate	25%	27%	25%	27%
The result of the accounting profit multiplied by the income tax rate	(23,794)	67,844	(35,959)	60,649
Share of net results from investments - equity method	(7,409)	(3,022)	(36,060)	(27,163)
Effect of different tax rates	(21,348)	(9,604)	(10,901)	-
Effect of the different basis of income tax calculation in other countries	13,678	5,267	-	-
Tax losses not recognised as deferred tax asset	15,315	3,493	-	-
Tax exempted income under business promotion by the Board of Investment	-	(4,740)	-	(4,740)
Effect of the income recognised in the different period between accounting and tax	(14,808)	(4,834)	1,942	(1,012)
Effect of the non-deductible tax expense and expense recognised in the different period between accounting and tax	67	7,205	(4,658)	8,401
Tax charge	(38,299)	61,609	(85,636)	36,135

As a listed company, the Company has been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income that exceeding Baht 300 million is subject to 30% tax rate.

14 Financial instruments

Derivative financial instruments	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Foreign currency forward contracts				
Assets	-	241,090	-	241,090
Liabilities	(580,645)	(119,585)	(580,645)	(119,585)

14 Financial instruments (Continued)

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Foreign currency forward contracts	157,497	157,315	157,497	157,315
Option contracts	(157,452)	(157,184)	(157,452)	(157,184)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

15 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.34% (31 December 2005: 41.34%) of the Company's shares. Temasek is the ultimate parent company of the Group. Transactions with Shin and companies within the Shin and Temasek group, such as subsidiaries, associates, joint ventures, key management personnel and Temasek and other companies over which Shin and the Company have significant influence directly or indirectly are recognised as related party transactions of the Group.

Sales and services transactions with related parties were conducted on normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

On 23 January 2006, the Shinawatra family, the principal shareholders of the Group, sold all shares of Shin Corporation Public Company Limited ("Shin"), representing 49.595% of the paid-up share capital, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), incorporated in Thailand, part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Transactions with entities within the group of Cedar Holdings Limited ("Cedar"), Aspen Holdings Limited group ("Aspen"), Temasek Holdings (Pte) Ltd. ("Temasek") are recognised as related party transactions of the Company.

The Company was informed by Shin that Cedar and Aspen obtained a waiver from making tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and these shares do not constitute a substantial portion of the assets of Shin.

15 **Related party transactions** (Continued)

The Group had significant related party transactions as follows:

a) **Revenues**

	Consolidated		Company	
For the three-month periods ended	**31 March 2006 Baht '000**	**31 March 2005 Baht '000**	**31 March 2006 Baht '000**	**31 March 2005 Baht '000**
<u>Sales and services income</u>				
Subsidiaries	-	-	27,165	14,875
Associates	9,053	10,951	8,825	10,576
Joint venture	3,906	3,546	7,660	6,952
Related parties under common control	28,863	28,541	26,542	24,604
<u>Other income</u>				
Subsidiaries	-	-	5,526	4,833
Associates	1	-	1	-
Related parties under common control	349	-	209	-
Total revenue	42,172	43,038	75,928	61,840

b) **Expenses**

	Consolidated		Company	
For the three-month periods ended	**31 March 2006 Baht '000**	**31 March 2005 Baht '000**	**31 March 2006 Baht '000**	**31 March 2005 Baht '000**
Purchases of goods and services				
Subsidiaries	-	-	10,174	5,469
Associates	7,052	5,436	5,908	4,841
Related parties under common control	665	2,079	665	2,049
Other related party	4,914	11,066	4,914	11,066
Selling and administrative expenses				
Parent company	11,037	10,361	10,685	9,722
Subsidiaries	-	-	104	-
Associates	347	235	309	197
Related parties under common control	2,926	2,837	2,926	2,837
Other related party	886	-	886	-
Payments for work in progress				
Other related party	-	11,066	-	11,066
Interest expense				
Other related party	6,935	-	-	-
Total expenses	34,762	43,080	36,571	47,247

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	69,080	58,682
Associates	50,411	58,859	50,173	58,622
Joint venture	8,425	14,169	16,520	27,782
Related parties under common control	1,639	3,571	-	-
Total trade accounts receivable - related parties	60,475	76,599	135,773	145,086
Accrued income - related parties				
Subsidiaries	-	-	8,442	4,820
Associates	5,064	1,944	5,062	1,944
Related parties under common control	10,607	9,851	8,826	9,099
Total accrued income - related parties	15,671	11,795	22,330	15,863
Total trade accounts receivable and accrued income - related parties	76,146	88,394	158,103	160,949
Amounts due from related parties				
Parent company	782	-	782	-
Subsidiaries	-	-	14,489	15,205
Associates	1	4	1	4
Joint venture	76	439	148	113
Related parties under common control	527	148	247	1
Total amounts due from related parties	1,386	591	15,667	15,323
Other current assets - related parties				
Subsidiaries	-	-	6,434	5,456
Associates	-	2	-	-
Related parties under common control	52	1,375	52	1,375
Other related party	4,631	-	-	-
Total other current assets - related parties	4,683	1,377	6,486	6,831

15 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Trade accounts payable - related parties				
Parent company	79	-	-	-
Subsidiaries	-	-	24,303	17,094
Associates	29,269	30,315	26,318	28,770
Related parties under common control	91	129	-	22
Other related party	1,108	-	1,108	-
Total trade accounts payable - related parties	30,547	30,444	51,729	45,886
Accounts payable - property and equipment				
Other related parties	-	3,746	-	3,746
Amounts due to related parties				
Parent company	7,847	6,964	7,809	6,798
Subsidiaries	-	-	395	44
Associates	5,780	8,544	5,780	8,350
Joint venture	4	-	7	-
Related parties under common control	608	1,586	608	1,586
Other related party	3,029	-	3,029	-
Total amounts due to related parties	17,268	17,094	17,628	16,778
Advance receivable from customers - related parties				
Joint venture	-	7	-	13
Accrued expenses - related parties				
Associates	460	253	496	253
Related parties under common control	145	5,080	145	185
Total accrued expenses - related parties	605	5,333	641	438
Long term loan - related parties				
Other related party	450,000	-	-	-
Other non current liabilities - related parties				
Joint venture	27	27	54	54

15 **Related party transactions** (Continued)

d) **Short-term loans and advance to related parties**

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Short-term loans and advance to related parties				
Subsidiary	-	-	10,018	2,839
Associate	19	19	19	19
Total short-term loans and advance to related parties	19	19	10,037	2,858

As at 31 March 2006, advance to an associated company is no interest and due date. The short-term loans to subsidiary as at 31 March 2006 bear interests at the rate between 5.10% - 6.39% per annum and are repayable at call (As at 31 December 2005 : 5.10% per annum and were repayable at call).

The movements of short-term loans and advance to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2006		
Opening balance	19	2,858
Loans and advance during the period	-	7,405
Unrealised loss on exchange rate	-	(226)
Closing balance	19	10,037

e) **Long-term loan to a related party**

	Consolidated		Company	
	31 March 2006 Baht '000	31 December 2005 Baht '000	31 March 2006 Baht '000	31 December 2005 Baht '000
Long-term loan to a related party				
Subsidiary	-	-	125,944	128,326
Total long-term loan to a related party	-	-	125,944	128,326

The long-term loan to a subsidiary bears interests at the rates between 3.59% - 6.39% per annum (2005: 3.58% - 4.42% per annum) and is repayable at call, although the Company committed not to call within one year.

The movements of long-term loan to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2006		
Opening balance	-	128,326
Loans and advance during the period	-	4,659
Unrealised loss on exchange rate	-	(7,041)
Closing balance	-	125,944

SHIN SATELLITE

15 Related party transactions (Continued)

f) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The terms of the warrants do not exceed five years and there is no offering price, as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1: 1.02671	0.63	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1: 1.02671	0.41	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1: 1.02671	0.30	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1: 1.01326	0.54	41.214	31 May 2006	30 May 2010

* Percentage of total issued and paid-up share capital (before diluted share) on issuance date.

g) Directors' remuneration

For the three-month period ended 31 March 2006, directors' remuneration of the Group was Baht 1.62 million (for the three-month period ended 31 March 2005: Baht 1.88 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

h) Commitments with related parties

The commitments with related parties are discussed in Note 17d.

16 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

	Currency	Consolidated 31 March 2006 '000	Consolidated 31 December 2005 '000	Company 31 March 2006 '000	Company 31 December 2005 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	48,000	48,000	48,000	48,000
IPSTAR equipment sales	THB	46,754	15,429	46,754	15,429
Satellite space leasing by	USD	284	374	284	374
customers	THB	412,000	12,000	412,000	12,000
IPSTAR Gateway	USD	1,105	1,105	1,105	1,105
Standby letters of credit	USD	33,000	33,000	33,000	33,000
Others	THB	2,855	2,855	2,845	2,845
	AUD	29	29	-	-

16 **Contingencies** (Continued)

b) **Assessment for income tax in India**

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 31 March 2003) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company deposited the income tax and penalty for the assessment year 1998/99 to 2003/04 as at 31 March 2006 totaling Rupees 263 million (approximately Baht 218 million). In this quarter, the Company additionally deposited Rupees 15 million (approximately Baht 14 million) as penalty for the assessment year 2000/01 and Rupees 65 million (approximately Baht 57 million) as income tax for the assessment year 2003/04. The Company did not agree with the assessments of the tax authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company did not recognise such liabilities in its interim financial statement and present all amounts paid as other non-current assets in the balance sheet. If, according to the final judge, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

The details of assessment for income tax can be summarised as follow:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and the ITAT has scheduled the hearing on 16 May 2006. On 28 May 2004, the Company filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against the Company's income liabilities in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 303 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT (A). Currently, the CIT(A) decided in favour of the Tax Authority and the Company has appealed the CIT(A)'s decision to ITAT.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.7 million) , in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Tax Authority of India has agreed to give credit for such amount which will be adjusted against the Company's income tax liabilities in India.

On 16 March 2005, the Revenue Department of India raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 99 million). The Company had deposited Rupees 49 million (approximately Baht 41 million) in 2004 and has already field an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) has already ruled in favour of the the Revenue Department of India and the Company has filed an appeal against CIT(A)'s decision with ITAT.

SHIN SATELLITE

16 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment year 2003/04

The Tax Authority of India had refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years.

The Company deposited some of the income tax for such assessment year in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 17 million). On 31 January 2006, the Tax Authority of India has raised an assessment for the assessment year 2003/2004 against the Company in the amount Rupees 106 million (approximately Baht 99 million), excluding penalty. The Company filed an appeal against the assessment with CIT (A) and deposited some of the tax in the amount of Rupees 65 million (approximately Baht 57 million).

c) Other

The Group had contingency in relation to claim under terms of contract of approximately USD 0.17 million (approximately Baht 7 million). The Group did not recognise this provision in these interim financial statements because the Group determined that the result of the negotiations would not have a significant impact to the Group.

17 Commitments

a) Concession agreement

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 8).

17 **Commitments** (Continued)

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao PDR without any charges (Note 6e).

d) Commitments with related parties

As at 31 March 2006, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2005: Baht 807 million) (Note 15h). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand") which allows CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

On 8 September 2005, CSL received a one-year Type I license from the National Telecommunications Commission ("NTC") for Internet access services ending on 7 September 2006. According to the conditions specified by NTC, provided that the authorised licensee is not in serious violation of any of the license conditions, NTC will renew the license immediately upon its expiry.

Loxley Information Services Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 1 April 1996 to 31 March 2006. On 27 March 2006, Loxserv apply for a Type I license from NTC to retain its status as Internet service provider before the expiry date of the existing contract. Loxserv expects to receive the license from NTC as its qualification complies with conditions specified by NTC. During the processing of application, Loxserv has the right to extend its operation under existing contract by 90 days beyond expiry of the existing contract There are included the right in utilize equipment under concession. Currently, Loxserv is on process of purchase equipment under concession from CAT. As at 31 March 2006, book values of equipment under concession was Baht126 million.

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

17 Commitments (Continued)

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into an agreement "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany ("KfW, Frankfurt am Main) on 25 October 2004 of Euro not exceeding 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, network assets will be transferred their ownership to LTC through loan at 30% of the network assets' value excluding consulting services. However, LTC has not yet recognised the assets of Phase VI and the related portion of the loan in these interim financial statements because the project has not been commenced yet.

18 Subsequent events

On 21 April 2006, at the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") passed a resolution to approve the dividend payment of Baht 0.33 per share totaling Baht 206.25 million.

On 21 April 2006, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,354,300 ordinary shares, or equivalent to 1.34% of the CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 21 April 2006. One-third of the allocated warrants may be exercised to purchase ordinary shares ; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. CSL is currently in the process of obtaining approval from the Securities and Exchange Commission.

In addition, the shareholders also passed a resolution to approve the increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 649,020,074 ordinary shares at a par value of Baht 1 each by registered 1,096,000 additional ordinary shares. These newly registered ordinary shares will be reserved for exercising the right under ESOP Grant I Grant II and Grant III (261,000 shares, 243,000 shares and 592,000 shares, respectively) in accordance with the exercise ratio adjustment. The remaining 8,354,300 shares newly issued ordinary shares will be reserved for the exercise of ESOP Grant IV. The increase in the registered share capital was registered with the Ministry of Commerce.

On 4 April 2006, CSL acquired 28,050,000 common shares of AD Venture Company Limited ("ADV") equivalent to 51% of share capital of ADV at the total price of approximately Baht 18 million from Shin Corporation Public Company Limited ("Shin").CSL made the payment on 5 April 2006. As a result, ADV is changed its status to CSL's subsidiary at the date of acquisition.